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December 22, 2022	afslaw.com

By EDGAR Submission	Cavas S. Pavri
Partner
Securities and Exchange Commission	202.724.6847 direct
Division of Corporation Finance	cavas.pavri@afslaw.com
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ameen Hamady
Kristi Marrone

Re:	NorthView Acquisition Corp.
Form 10-K for the year ended December 31, 2021
Filed March 18, 2022
File No. 001-41177

To Whom It May Concern:

This letter is being submitted on behalf of NorthView Acquisition Corp. (the “Company”) in response to the comment letter, dated December 1, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s From 10-K for the year ended December 31, 2021 filed on March 18, 2022 (the “Form 10-K”).

The undersigned serves as counsel to the Company. For the convenience of the Staff, the comments included in the comment letter are posted below (in bold italics) and the Company’s response follows the comment.

Smart In

Your World®

December 22, 2022 Page 2

Form 10-K for the year ended December 31, 2021 filed March 18, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

We hereby represent to the Staff that the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person. Furthermore, we are of the view that insofar as the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person, the risks referred to in the Staff’s comment do not represent material risks to the registrant or its shareholders, and as a result no additional risk disclosure has been added to the Form 10-K.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ArentFox Schiff LLP

/s/ Cavas Pavri
Cavas Pavri

cc:	Jack Stover, Chief Executive Officer